FORM 6K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2001

SAN ANTONIOS RESOURCES INC.

(Registrant's Name)

Suite 510 – 701 West Georgia Street
P.O. Box 10073 Pacific Centre
Vancouver, British Columbia, Canada

(Address of Principal Executive Offices)

0- 30330

(Commission File Number)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ **Form 40-F** ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Exchange Act of 1934.)

Yes ____ **No** ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

The following document, which is attached hereto, was made public on October 15, 2001

Press release announcing that shareholders had approved a six for one consolidation of the Company's issued and outstanding shares of 5,014,833 common shares with no par value to 835,722 common shares with no par value and that the Company's Memorandum be altered to increase the number of shares which the Company is authorized to issue from 1,666,667 common shares without par value (post-consolidated) to 100,000,000 common shares without par value.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN ANTONIOS RESOURCES INC.
(Registrant)

Dated: October 15, 2001

By "ANTONIOS KRIPOTOS"
Antonios Kripotos
President and CEO

SAN ANTONIOS RESOURCES INC.
Post Office Box 10073 - Pacific Centre
Suite 510 - 701 West Georgia Street
Vancouver, British Columbia, V7Y 1B6
Telephone: (604)669 - 1116
Telefax: (604)669 - 1773
Website: www.sanantoniosresources.com
Email: info@sanantoniosresources.com
OTCBB: **"SANRF"**

October 15, 2001

PRESS RELEASE

Vancouver, BC – San Antonios Resources Inc. (the "Company") announced that at an Extraordinary General Meeting held today, shareholders unanimously approved a special resolution to consolidate the 5,014,333 common shares without par value issued and outstanding into 835,722 common shares without par value (reflecting six shares being consolidated into one common share without par value) and that the Company's Memorandum be altered by increasing the number of shares which the Company is authorized to issue from 1,666,667 common shares without par value (post-consolidated) to 100,000,000 common shares without par value.

Effective October 16, 2001, the Company's Cusip No. will be 796436 20 2.

"Antonios Kripotos"

Antonios Kripotos,
Chairman, President & CEO
San Antonios Resources Inc.